1900 K Street, NW
Washington, DC 20006
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www.dechert.com

January 13, 2015

VIA EDGAR

Amy Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)

File Nos. 033-12113, 811-05028

Dear Ms. Miller:

In a November 17, 2014 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 262 (“PEA 262”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (“Securities Act”), and Amendment No. 352 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on October 1, 2014. PEA 262 was filed to register Institutional Class, Class P, Class D, Class A and Class C shares of the PIMCO Multi-Strategy Alternative Fund, a new series of the Registrant (the “Fund”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 262.

Prospectus

Comment 1: Confirm the Fund has properly reflected the expenses of short sales, if any, in its fee table.

Response: To the extent the Fund is anticipated to incur expenses relating to dividends paid on short sales, the Fund will reflect such estimated expenses as part of its “Other Expenses” to the extent such expenses are in amounts that require fee table disclosure. The Fund may not incur such short sale expenses if the Fund obtains short exposure through derivative instruments that do not result in short sale expenses for the Fund. For example, when investing in short positions with respect to an index, the Fund may short futures on the index or specific index securities. The

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January 13, 2015

holder of a futures contract is not entitled to collect dividends. Rather, the price of the futures contract typically takes into account the future value of all dividends expected to be paid over the life of the contract. Accordingly, the Fund would not be liable for any dividends paid by the stocks comprising the index during the time the Fund is shorting a future on the index. Through this and other similar methods of short exposure, the Fund may not incur expenses related to the payment of dividends on short sales.

Comment 2: Footnotes 2, 3 and 7 to the fee table relate to interest expense. Such footnotes are neither permitted nor required by Form N-1A, so delete the footnotes.

Response: Previously, the Staff has given a similar comment to the Registrant’s initial summary prospectuses filed pursuant to rule 497(k) on July 30, 2009 and August 28, 2009, to Post-Effective Amendment No. 168, as filed October 30, 2009, and several subsequent filings. The Registrant’s response, set forth below, is substantively similar to its response provided to the previous comments.1 For purposes of this response only, references to “Fund” or “Funds” include both the Fund and the Underlying PIMCO Funds in which the Fund may invest.

To the extent the Fund enters into certain investments, such as reverse repurchase agreements, the Fund incurs interest expense. Interest expense is required to be treated as an expense of the Fund for accounting purposes,2 but the amount of interest expense, if any, will vary from year to year with the Fund’s use of such investments as an investment strategy.

Unlike many other fund complexes, the Funds have a “unified fee” structure wherein each Fund pays two fixed fees to PIMCO in return for required services that PIMCO provides or arranges to provide for the Funds. This unified fee is comprised of the investment advisory fee and supervisory and administrative fee as described in the Funds’ statutory prospectuses and disclosed in the combined Management Fees line item of the fee table. Under the unified fee, PIMCO provides or procures advisory and supervisory and administrative services for shareholders and also bears the costs of various third-party services required by the Funds, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. As such, the unified fee

[1]

See Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on Rule 497(k) filings (Aug. 26, 2009), at 2; see also Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on Rule 497(k) filings (Oct. 8, 2009), at 1; see also Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 168 (Dec. 28, 2009), at 4.

[2]

See Fin. Accounting Standards Bd. Accounting Standards Codification 946-225-45-3 (requiring investment companies to report interest expense separately when calculating net assets for purposes of the fund’s statement of operations).

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January 13, 2015

structure is designed to be an “all-in” fee structure that pays for the fees and costs of all PIMCO and third-party provided services under more or less a fixed fee. Accordingly, the Registrant believes that investors have come to expect a total expense ratio from year to year that is generally fixed.

There are, however, certain expenses the Fund does bear that are not covered under the unified fee structure that may materially impact the total level of expenses that shareholders generally expect to pay under a unified fee structure. One of the few expenses not covered by the unified fee, and thus reflected in the “Other Expenses” line item of the fee table, is the Fund’s interest expense. As interest expense may vary, causing the Fund to disclose a different total expense ratio from year to year, the Registrant believes that failure to include an explanation for this variance may create investor confusion. The Registrant believes explanatory footnotes appropriately placed where they are most likely to be read by investors (i.e., immediately adjacent to the fee table and expense ratio) are helpful and informative for the average investor, not confusing or burdensome.

The Registrant notes that the SEC, in adopting the summary prospectus amendments to Form N-1A, indicated that “[t]he fee table and example are designed to help investors understand the costs of investing in a fund and compare those costs with the costs of other funds” (emphasis added).3 The SEC further stated that the “prospectus summary section is intended to provide investors with streamlined disclosure of key mutual fund information at the front of the statutory prospectus, in a standardized order that facilitates comparisons across funds” (emphasis added).4 The Registrant agrees. The primary goal of a statutory prospectus summary section should be to provide clear, concise information to facilitate investor comparison of a Fund with other mutual funds. Without the current fee table footnotes describing the Fund’s interest expense and its effect on the Fund’s expense ratios, the Registrant believes the Fund’s fee tables would not adequately facilitate an investor comparison of the Fund’s costs against other mutual funds’ costs as investors will not have the context in which to accurately make such a comparison. Because the Fund has a unique unified fee structure as described above, what comprises “Other Expenses” for the Fund is likely very different from what comprises “Other Expenses” for other mutual funds. Therefore, the impact of “Other Expenses” on the Fund’s total expense ratio from year to year as compared to other mutual funds’ expense ratios is likely to be quite different. For example, because the Fund does not include any routine servicing or administrative expenses under “Other Expenses,” as such expenses are covered by the unified fee, any “Other Expenses”

[3]

Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Rel. No. 28584, at 31 (Jan. 13, 2009) (“Summary Prospectus Adopting Release”).

[4]	Id. at 16-17.

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January 13, 2015

reflect non-routine activities such as interest expense accrued as a result of discretionary investment activities. Since the unified fee structure renders “Other Expenses” a non-routine line item for certain Funds, investors in the relevant Funds have reasonably come to expect that the total expense ratio of the relevant Funds is often the unified fee plus any share class-specific fixed expenses (such as 12b-1 fees). Thus, without the footnotes to explain the non-routine instances where a Fund needs to disclose “Other Expenses,” investors may not understand that the Fund operates under a unified fee structure, as they may mistakenly assume that such “Other Expenses” are expenses that are in fact covered by the unified fee. This is particularly true under the “summary prospectus” paradigm where the statutory prospectus is not required to be sent unless the investor requests it and detailed information about the unified fee structure is only included in the statutory prospectus. Accordingly, the Registrant believes an investor could be unaware of the Fund’s unified fee structure unless the Fund includes explanatory footnotes in the summary prospectus. The Registrant believes deleting these footnotes would cause its fee tables to fall short in meeting the SEC’s objective of providing clear, concise, standardized information to facilitate cost comparisons across different mutual funds because the Registrant’s unified fee structure is unique as compared to most other mutual funds.

Thus, as General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the Fund and prospective investors,” the Registrant believes it is “effective communication” within the meaning of the General Instruction to include a limited number of footnotes as part of the table to clearly communicate the nature and amount of the Fund’s interest expense, where applicable, including why interest expense is incurred and that interest expense may vary from year to year (i.e., that it is not a fixed fee or expense, like the other line items in the Fund’s fee table). The Registrant believes the failure to do so may result in investors not otherwise understanding why the Fund’s total expense ratio may differ, sometimes substantially, each year largely as a function of interest expense. Moreover, the inclusion of the interest expense footnotes, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the interest expense footnotes provide helpful, clarifying information for investors.

Comment 3: The Principal Investment Strategies states the Fund may invest in funds “which may or may not be registered under the Investment Company Act of 1940”. Consider disclosing what percentage of Fund assets will be invested in unregistered funds. Also, please confirm such investments will be subject to the 15% of net assets limitation on the Fund’s investments in illiquid securities.

Response: To the extent the Fund invests in funds not registered under the 1940 Act, it will do so consistent with the requirements of the 1940 Act. Moreover, to the extent any such investment is

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January 13, 2015

deemed illiquid consistent with Staff guidance and the Registrant’s policies and procedures, such investment will be subject to the 15% of net assets limitation on the Fund’s investments in illiquid securities.

Comment 4: The first sentence of the second paragraph of the Principal Investment Strategies states “The Fund will invest at least 75% of its net assets in Institutional Class or Class M shares of any funds of the Trust and PIMCO Equity Series, an affiliated open-end investment company, except funds of funds, or shares of any funds of the PIMCO ETF Trust, an affiliated investment company (collectively, “Underlying PIMCO Funds”), and may also invest in other affiliated and unaffiliated funds (collectively, “Acquired Funds”).” Consider revising this sentence to clarify whether the Fund will not invest in any funds of funds, or whether such investment is not subject to the 75% test described in this sentence. The Staff believes the context of the “except funds of funds” carve-out is unclear. Also, consider disclosing (outside of the Fund Summary section) those funds included within the Fund’s strategy of investments in “other affiliated…funds” that are not Underlying PIMCO Funds.

Response: We respectfully disagree that the context is unclear. The sentence indicates the Fund will invest at least 75% of its net assets in “Acquired Funds,” which is defined to include “Underlying PIMCO Funds.” The carve-out referencing “funds of funds” is intended to clarify that those series of the Registrant and PIMCO Equity Series that operate as funds of funds are excluded from the defined term “Underlying PIMCO Funds” (note that PIMCO ETF Trust does not currently have any series that operate as funds of funds). The Registrant believes this sentence structure is consistent with plain English principles and helps avoid investor confusion.

As noted in the Principal Investment Strategies, “additional Underlying PIMCO Funds may be added or deleted in the future without shareholder notification.” This statement discloses that additional series of the Registrant, PIMCO Equity Series or PIMCO ETF Trust may be added or deleted from the list of Underlying PIMCO Funds at any time without notice, and without any specific update to the Fund’s statutory prospectus regarding such added or deleted Underlying PIMCO Fund. Although the Fund reserves the right to invest in additional affiliated funds that would not be included among the “Underlying PIMCO Funds” now or in the future because they are not series of the Registrant, PIMCO Equity Series or PIMCO ETF Trust, the Fund does not currently intend to invest a material portion of its assets in any such affiliated funds. To the extent the Fund invests a material portion of its assets in such affiliated funds in the future, the Fund will consider whether any disclosure revisions are necessary and appropriate.

Comment 5: The Principal Investment Strategies states the “Fund’s investment in a particular Underlying PIMCO Fund normally will not exceed 50% of its net assets.” If the Fund will invest close to 50% of its net assets in a single Underlying PIMCO Fund, consider disclosing such Underlying PIMCO Fund(s) by name in the Principal Investment Strategies. Also, consider having such Underlying PIMCO Fund(s) sign the Fund’s registration statement as a co-issuer of its securities.

Amy Miller
January 13, 2015

Response: Although the Fund reserves the right to invest up to 50% of its net assets in any particular Underlying PIMCO Fund, the Fund is unlikely to approach that threshold, if ever, except with respect to a smaller subset of Underlying PIMCO Funds. That smaller subset of Underlying PIMCO Funds is referenced by name in the Principal Investment Strategies, as follows:

Alternative strategies may be represented by, but not limited to, the following Underlying PIMCO Funds: PIMCO Unconstrained Bond Fund, PIMCO Credit Absolute Return Fund, PIMCO Mortgage Opportunities Fund, PIMCO Fundamental Advantage Absolute Return Strategy Fund, PIMCO Worldwide Fundamental Advantage AR Strategy Fund, PIMCO EqS® Long/Short Fund, PIMCO Worldwide Long/Short Fundamental Strategy Fund, and PIMCO TRENDS Managed Futures Strategy Fund. The Fund may invest in any or all of the Underlying PIMCO Funds, but will not normally invest in every Underlying PIMCO Fund at any particular time. The Fund’s investment in a particular Underlying PIMCO Fund normally will not exceed 50% of its net assets.

Accordingly, we believe the Fund’s current Principal Investment Strategies is appropriate as is.

With regard to whether any such Underlying PIMCO Funds must sign the Fund’s registration statement as a co-issuer of the Fund’s securities, the Registrant believes that no Underlying PIMCO Fund is a co-issuer of the Fund’s securities, and therefore believes that no Underlying PIMCO Fund is required to sign the Fund’s post-effective amendments to its registration statement. Registrant is aware that with respect to funds of funds relying on Section 12(d)(1)(E) of the 1940 Act (so-called “master-feeder” or “hub and spoke” funds) the Staff requires the acquired fund to sign the registration statement of the acquiring fund. The Staff takes this position based upon its view that the acquiring fund is a co-issuer of the acquired fund’s securities under Rule 140 under the Securities Act.

Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities . . . is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of Section 2(11) of the [Securities Act]” (emphasis supplied). Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co-issuer” for purposes of Rule 140. In a typical master-feeder structure, the Staff has viewed the feeder fund as a “co-issuer” of the master fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement.5

[5]

See Letter from Richard Breeden to the Hon. John Dingell (April 15, 1992)(outlining the regulation of master-feeder arrangements under the 1940 Act and including a report of the Division of Investment Management, “Committee on Energy and Commerce U.S. House of Representatives, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management”). See also Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

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January 13, 2015

Each Underlying PIMCO Fund’s structure is decidedly different from the traditional master-feeder structure in that the Fund’s investment in any particular Underlying PIMCO Fund is a limited part of the Fund’s overall investment strategy. The “chief part” of the Fund’s business is not the purchase of the securities of any single Underlying PIMCO Fund and the sale of its own securities. Rather, the Fund’s assets are expected to be invested in many Underlying PIMCO Funds and other Acquired Funds besides a given Underlying PIMCO Fund. As noted above, the Fund currently intends that only a limited portion of the Fund’s assets will be invested in any particular Underlying PIMCO Fund. The Registrant maintains that in order to be “the chief part” of one’s business, it must be the predominant activity of the Fund.6 In contrast, in the master-feeder structure, a feeder fund’s sole activity is to purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the Registrant does not believe that any particular Underlying PIMCO Fund can be deemed a “co-issuer” under Rule 140 and, thus, no Underlying PIMCO Fund is required to sign the Fund’s registration statement.

Comment 6: The Principal Investment Strategies discusses the Fund’s investment in derivatives based on RA Portfolios. Describe the RA Portfolios in more detail.

Response: Comment accepted. The Principal Investment Strategies has been revised, as follows:

The Fund seeks to achieve its investment objective by investing under normal circumstances in multiple alternative strategies, which may be represented by a combination of affiliated and unaffiliated funds, which may or may not be registered under the Investment Company Act of 1940, as amended (the “1940 Act”), Fixed Income Instruments, equity securities, forwards or derivatives, such

[6]

See e.g., FBC Conduit Trust I, SEC No-Action Letter (October 6, 1987)(Staff interpreted the phrase “chief part” in Rule 140 in the context of a proposed offering of collateralized mortgage obligation bonds or certificates backed by private label mortgage pass-through certificates (“PCM”). The Staff determined that Rule 140 “would not be applicable if the collateral securing any series of bonds or certificates consists of 45% or less of a particular issuer’s PCM’s”). See also Merriam Webster Dictionary, defining “chief” as “of greatest importance or influence.”

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January 13, 2015

as options, futures contracts or swap agreements. “Fixed Income Instruments” include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private sector entities. The Fund will invest in such funds, securities, instruments and other investments to the extent permitted under the 1940 Act, or any exemptive relief therefrom.

The Fund will invest at least 75% of its net assets in Institutional Class or Class M shares of any funds of the Trust and PIMCO Equity Series, an affiliated open-end investment company, except funds of funds, or shares of any funds of the PIMCO ETF Trust, an affiliated investment company (collectively, “Underlying PIMCO Funds”), and may also invest in other affiliated and unaffiliated funds (collectively, “Acquired Funds”). Alternative strategies may be represented by, but not limited to, the following Underlying PIMCO Funds: PIMCO Unconstrained Bond Fund, PIMCO Credit Absolute Return Fund, PIMCO Mortgage Opportunities Fund, PIMCO Fundamental Advantage Absolute Return Strategy Fund, PIMCO Worldwide Fundamental Advantage AR Strategy Fund, PIMCO EqS® Long/Short Fund, PIMCO Worldwide Long/Short Fundamental Strategy Fund, and PIMCO TRENDS Managed Futures Strategy Fund. The Fund may invest in any or all of the Underlying PIMCO Funds, but will not normally invest in every Underlying PIMCO Fund at any particular time. The Fund’s investment in a particular Underlying PIMCO Fund normally will not exceed 50% of its net assets.

The Fund may invest a portion of its assets in derivatives, such as total return swaps, based on five separate equity indexes. The five indexes are the Enhanced RAFI® US Large Index, Research Affiliates U.S. Low Volatility Equity Income Index, Research Affiliates Emerging Markets Low Volatility Equity Income Index, Research Affiliates International Low Volatility Equity Income Index and RAFI® Country Neutral L/S Global Index (collectively, the “Research Affiliates Portfolios,” referred to herein as “RA Portfolios”). The RA Portfolio construction process begins by using the Research Affiliates Fundamental Index® methodology, which is a patented, innovative indexing approach developed by Research Affiliates, LLC (“Research Affiliates” or the “Sub-Adviser”). The methodology assigns relative weights to companies based on fundamental factors, including sales, cash flows, dividends and book value. Using these relative weightings, a subset of securities from markets generally indicated by the RA Portfolio’s name is then selected for inclusion in that RA Portfolio based upon volatility, income and/or leverage in an effort to enhance RA Portfolio returns and/or reduce RA Portfolio volatility attributable to equity market downside risk.

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January 13, 2015

The Fund typically will seek to gain long exposure to the RA Portfolios by investing in total return swap agreements. In a typical swap agreement, the Fund will receive the price appreciation (or depreciation) on the relevant RA Portfolio from the counterparty to the swap agreement in exchange for paying the counterparty an agreed upon fee. Though the Fund does not normally invest directly in RA Portfolio securities, when RA Portfolio derivatives appear to be overvalued relative to the relevant RA Portfolio, the Fund may invest in a subset (or “basket”) of RA Portfolio stocks.

The Sub-Adviser provides investment advisory services in connection with the Fund’s use of the RA Portfolios by, among other things, providing Pacific Investment Management Company LLC (“PIMCO”), or counterparties designated by PIMCO, with the composition of the relevant RA Portfolio for purposes of developing RA Portfolio derivatives. Because the RA Portfolios are proprietary, there may be a limited number of counterparties willing or able to serve as counterparties to a swap agreement on an RA Portfolio. If such swap agreements are not available, the Fund may invest in other derivative instruments, “baskets” of RA Portfolio stocks, or individual securities to replicate the performance of the relevant RA Portfolio.

The Fund may invest up to 25% of its total assets in commodity-related investments (including Underlying PIMCO Funds such as the PIMCO CommoditiesPLUS® Strategy Fund and PIMCO CommodityRealReturn Strategy Fund®). The Fund may invest in securities denominated in foreign currencies and in U.S. dollar-denominated securities of foreign issuers. The Fund may invest in high yield securities (“junk bonds”). The Fund may invest in securities and instruments that are economically tied to emerging market countries. The Fund may invest in derivative instruments, such as options, futures contracts, options on futures and fixed income swap agreements, subject to applicable law and any other restrictions described in the Fund’s prospectus or Statement of Additional Information. The Fund may purchase and sell securities on a when-issued, delayed delivery or forward commitment basis and may engage in short sales.

Additional information for the Underlying PIMCO Funds can be found in the Statement of Additional Information and/or the Underlying PIMCO Funds’ prospectuses and financial reports. Additional Underlying PIMCO Funds may be added or deleted in the future without shareholder notification.

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January 13, 2015

SAI

Comment 7: The SAI states the Funds take the position that mortgage-related securities do not represent interests in any particular industry or group of industries. Revise this statement to reflect the Staff’s view that privately issued mortgage-related securities do represent interests in an industry or group of related industries, which means the Funds may not reserve freedom of action to concentrate or not concentrate in such securities.

Response: The Registrant notes that the Staff has previously commented on this issue with respect to the Registrant’s Post-Effective Amendment No. 174, as filed on May 27, 2010, and several subsequent filings by the Registrant and other PIMCO-advised registrants. The Registrant’s response is substantively similar to the response provided to the comment on Post-Effective Amendment No. 174,7 as supplemented by subsequent letters from PIMCO to the Staff.

Consistent with the position expressed in prior PIMCO correspondence with the Staff, since June 30, 2011, each then-existing fund included in the SAI filed as part of PEA 262 has adopted an internal operating policy limiting the fund’s investment in privately issued residential mortgage-backed securities (“Private RMBS”) to no more than 25% of the fund’s assets. With respect to the treatment of privately issued commercial mortgage-backed securities (“Private CMBS”), the same funds have also adopted an internal operating policy to invest no more than 25% of their respective assets in Private CMBS. All funds included in the SAI filed as part of PEA 262, including those registered after June 30, 2011 such as the Fund, have adopted the same policies. These policies are operating policies of the funds. They are not fundamental investment restrictions.

*                         *                        *

In addition to these comments, the Staff requested that the Registrant make certain representations concerning PEA 262 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

[7]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 174 (July 26, 2010).

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January 13, 2015

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Joshua D. Ratner, Pacific Investment Management Company LLC

Ryan G. Leshaw, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP

Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Funds

650 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

January 13, 2015

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”) (File Nos. 033-12113, 811-05028)

In connection with a response being made on behalf of the Registrant to comments provided with respect Post-Effective Amendment No. 262 to the Registrant’s registration statement under the Securities Act of 1933 and Amendment No. 352 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on October 1, 2014 (the “Registration Statement”), the Registrant hereby acknowledges that:

—	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

—

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

—

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow

Senior Vice President

cc:	Douglas P. Dick

Brendan C. Fox

Adam T. Teufel

Joshua D. Ratner

Ryan G. Leshaw